UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: E*TRADE Trust

Address of Principal Business Office:

Morgan Stanley Investment Management Inc.

1585 Broadway

New York, NY 10036

Telephone Number (including area code): (212) 761-4000

Name and Address of Agent for Service of Process:

Mary E. Mullin, Esq.

Morgan Stanley Investment Management Inc.

1633 Broadway

New York, New York 10019

With a Copy to:

Allison M. Fumai, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☒   No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 16th day of December, 2024.

E*TRADE Trust

By:	/s/ John H. Gernon
John H. Gernon
President and Principal Executive Officer

Attest:	/s/ Mary E. Mullin
Mary E. Mullin
Secretary